UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	SL Investment Corp.
Address of Principal Business Office:	1585 Broadway
New York, NY 10036
Telephone Number (including area code):	(212) 761-4000
File Number under the Securities Exchange Act of 1934:	814-01366

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On July 15, 2024, pursuant to the Agreement and Plan of Merger dated as of May 28, 2024, by and among SL Investment Corp. (the “Company”), North Haven Private Income Fund LLC (“PIF”), Cobalt Merger Sub, Inc., a wholly owned subsidiary of PIF, and MS Capital Partners Adviser Inc., the Company merged with and into PIF, with PIF as the surviving corporation, at which time the separate corporate existence of the Company ended. PIF is incorporated in Delaware and has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, PIF, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 15th day of July, 2024.

North Haven Private Income Fund LLC, as successor by merger to SL Investment Corp.

By:	/s/ Jeffrey S. Levin
Name: Jeffrey S. Levin
Title: Chief Executive Officer

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer